UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

52186N106

(CUSIP Number of Class A Common Stock Underlying Class of Securities)

Peter M. O. Wong

Senior Vice President, General Counsel and Corporate Secretary

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608-1089

(510) 420-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Kenneth L. Guernsey

Cydney S. Posner

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111

(415) 693-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,802,285	$156.37

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 6,653,655 shares of the issuer’s Class A common stock and had an aggregate value of $2,802,285 as of July 27, 2009, calculated based on a Monte Carlo option valuation model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .0000558 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $156.37	Filing Party: LeapFrog Enterprises, Inc.

Form or Registration No.: SCTO-I	Date Filed: July 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on July 29, 2009 (the “Schedule TO”) in connection with the offer (the “Exchange Offer”) by the Company to certain optionholders, subject to specified conditions, to exchange eligible option grants for new option grants that will represent the right to purchase fewer shares at a lower exercise price than the eligible option grants, as described in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated July 29, 2009 provided as Exhibit (a)(1)(A) (the “Offer to Exchange”) to the Schedule TO. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Section 17 (“Miscellaneous”) of the Offer to Exchange is hereby amended by replacing the references therein to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 with references to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Page i of the Offer to Exchange is hereby amended by deleting the following language that was previously the first three sentences of the first paragraph under the first set of bullet points:

“However, we may exclude other employees located outside of the United States if, for any reason, we believe that their participation would be inadvisable or impractical. Therefore, we reserve the right to withdraw the exchange offer in those particular jurisdictions. If we withdraw the exchange offer in a particular jurisdiction, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, optionholders in that jurisdiction.”

Items 1 through 11.

The Offer to Exchange is hereby amended and supplemented by adding the following language thereto:

“The Offer will expire at 11:59 p.m., Pacific Time, on August 27, 2009, unless and until we, in our sole discretion, further extend the expiration time of the exchange offer.”

On or about August 11, 2009, or as soon thereafter as practicable, we intend to advise eligible optionholders by email that the expiration time of the Exchange Offer has been extended. A copy of the form of email is attached hereto as Exhibit (a)(1)(P) and is incorporated herein by reference.

Item 1. Summary Term Sheet, Item 2. Subject Company Information and Item 4. Terms of the Transaction.

Items 1, 2 and 4 of the Schedule TO are hereby amended by deleting the following language that was previously the first sentence of the paragraph under the bullet points in the answer to Q3 of the “Summary Term Sheet – Questions and Answers” on page 2:

“However, we may exclude other employees located outside of the United States if, for any reason, we believe that their participation would be inadvisable or impractical.”

Item 2. Subject Company Information and Item 4. Terms of the Transaction.

Items 2 and 4 of the Schedule TO are hereby amended by deleting the following language that was previously the first three sentences of the paragraph under the first set of bullet points under Section 1 (“Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer”) on page 9:

“However, we may exclude other employees located outside of the United States if, for any reason, we believe that their participation would be inadvisable or impractical. Therefore, we reserve the right to withdraw the exchange offer in those particular jurisdictions. If we withdraw the exchange offer in a particular jurisdiction, the exchange offer will not be made to, nor will tenders be accepted from or on behalf of, optionholders in that jurisdiction.”

Item 2. Subject Company Information, Item 4. Terms of the Transaction and Item 7. Source and Amount of Funds or Other Consideration.

Items 2, 4 and 7 of the Schedule TO are hereby amended and supplemented by replacing in its entirety the second sentence of the first bulleted paragraph on page 16 under the caption “Terms of New Option Grants” under Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) with the following:

“The exchange ratios used in the exchange offer will be calculated by an outside compensation consultant using the Monte Carlo option valuation model (as described below in Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) of this exchange offer) and based upon the closing price of our Class A common stock as reported on the NYSE for the business day prior to the expiration date of the exchange offer, as well as other valuation assumptions typically used in the Monte Carlo option valuation model (such as expected term, risk-free interest rate and volatility of the underlying stock, plus additional inputs for likelihood of exercise and forfeiture of the options).”

Items 2, 4 and 7 of the Schedule TO are hereby amended and supplemented by replacing in its entirety the seventh sentence of the first full paragraph under last bullet point under the caption “Terms of New Option Grants” under Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) on page 16 with the following:

“The actual number of shares subject to new options granted in exchange for tendered eligible options will be determined based upon the NYSE closing price of our Class A common stock on the business day prior to the expiration date of the exchange offer, as well as other valuation assumptions typically used in the Monte Carlo option valuation model.”

Item 4. Terms of the Transaction and Item 7. Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the second paragraph under Section 4 (“Withdrawal Rights”) on page 12 of the Offer to Exchange with the following:

“We will permit any options tendered in the Exchange Offer to be withdrawn at any time during the period the Exchange Offer remains open and, if not yet accepted for exchange, after the expiration of 40 business days from the commencement of the Exchange Offer. Please note that, upon the terms and subject to the conditions of this Exchange Offer, we still expect to accept for exchange all eligible option grants properly tendered and not validly withdrawn on the expiration date of the exchange offer, which is expected to be 11:59 p.m. Pacific Time, on August 27, 2009 unless further extended.”

Items 4 and 7 of the Schedule TO are hereby amended and supplemented by replacing in its entirety clause (k) under Section 6 (“Conditions of This Exchange Offer”) on page 13 of the Offer to Exchange with the following:

“(k) changes in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, financial condition, operating results, operations or prospects or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the exchange offer;”

Items 4 and 7 of the Schedule TO are hereby amended and supplemented by replacing in its entirety clause (m) under Section 6 (“Conditions of This Exchange Offer”) on page 13 of the Offer to Exchange with the following:

“(m) any changes occur in our business, financial condition, assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us”

Item 4 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the first sentence of the first paragraph under Section 14 (“Extension of Exchange Offer; Termination; Amendment”) on page 24 of the Offer to Exchange with the following:

“We may, from time to time, extend the period of time during which the exchange offer is open and delay accepting any eligible option grants tendered to us by disseminating notice of the extension to eligible optionholders by public announcement, written notice, including electronically posted or delivered notices, or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act.”

Item 4 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the first sentence of the second paragraph under Section 14 (“Extension of Exchange Offer; Termination; Amendment”) on page 24 of the Offer to Exchange with the following:

“We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the exchange offer, to terminate or amend the exchange offer upon the occurrence of any of the conditions specified in Section 6 (“Conditions of This Exchange Offer”), by disseminating notice of the termination to eligible optionholders by public announcement, written notice, including electronically posted or delivered notices, or otherwise as permitted by applicable law.”

Item 4. Terms of the Transaction and Item 10. Financial Statements.

Items 4 and 10 of the Schedule TO are hereby amended and supplemented by replacing in their entirety the paragraph captioned “Financial Information,” the tables following such paragraph, the paragraph captioned “Ratio of Earnings to Fixed Charges,” the paragraph captioned “Book Value per Share” and the paragraph captioned “Additional Information” in Section 9 (“Information Concerning Us; Financial Information”) on pages 20-21 of the Offer to Exchange with the following:

“Financial Information. We have presented below our selected consolidated financial data. The following selected consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, both of which are incorporated herein by reference. The selected consolidated statements of operations data for the fiscal years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2008. The selected consolidated statements of operations data for the six months ended June 30, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2009 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. Our interim results are not necessarily indicative of results for the full fiscal year and our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended December 31,		Six Months Ended June 30,
	2008	2007	2009	2008
(unaudited)	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$459,059	$442,271	$79,291	$126,615
Gross profit	181,485	173,306	26,827	48,018
Loss from operations	(60,106)	(101,170)	(45,122)	(50,784)
Net loss	$(68,256)	$(101,315)	$(39,338)	$(48,006)
Net loss per common share:
Class A and B – basic and diluted	$(1.07)	$(1.60)	$(0.62)	$(0.75)
Weighted average shares used to calculate net loss per share:
Class A and B – basic and diluted	63,641	63,361	63,833	63,645

	As of December 31,		As of June 30,
	2008	2007	2009	2008
(unaudited)	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents	$79,101	$93,460	$52,833	$68,308
Current assets	241,226	296,643	164,070	234,134
Noncurrent assets	66,106	73,820	62,094	75,730
Current liabilities	101,182	104,552	58,403	87,159
Noncurrent liabilities	26,224	22,438	17,716	21,104
Total stockholders’ equity	$179,926	$243,473	$150,045	$201,601

Ratio of Earnings to Fixed Charges. We had net losses for the years ended December 31, 2008 and December 31, 2007, and for the three months ended June 30, 2009 and June 30, 2008; therefore, the calculation of our ratio of earnings to fixed charges for such periods is not applicable.

Book Value per Share. Our book value per share as of our most recent balance sheet dated June 30, 2009 was $2.35.

Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to tender your eligible option grants. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 16 (“Additional Information”) for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.”

Item 10 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the language following the second bullet point in Section 16 (“Additional Information”) on page 25 of the Offer to Exchange with the following:

“our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2009 filed with the SEC on May 5, 2009 and the quarterly period ended June 30, 2009 filed with the SEC on August 4, 2009;”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by replacing in its entirety the first sentence under the heading “Risks Related to Our Business and Class A Common Stock” under “Risk Factors” on page 8 of the Offer to Exchange with the following:

“You should carefully review the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and also the other information provided in this exchange offer and the other materials that we have filed with the Securities and Exchange Commission, or SEC, before making a decision on whether or not to tender your eligible option grants.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit No.	Description
(a)(1)(O)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 4, 2009 (SEC File No. 001-31396) and incorporated herein by reference

(a)(1)(P)	Form of E-mail Announcement of Extended Expiration Time and Conference Call

(a)(1)(Q)	Form of E-Mail Announcement of Exercise Price of New Options and Numbers of Underlying Shares

(a)(1)(R)	Script for August 26, 2009 Announcement Conference Call

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPFROG ENTERPRISES, INC.

/s/ Peter M. O. Wong
(Signature)

Peter M.O. Wong, Senior Vice President,
General Counsel and Corporate Secretary
(Name and Title)

August 10, 2009
Date

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(O)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 4, 2009 (SEC File No. 001-31396) and incorporated herein by reference

(a)(1)(P)	Form of E-mail Announcement of Extended Expiration Time and Conference Call

(a)(1)(Q)	Form of E-Mail Announcement of Exercise Price of New Options and Numbers of Underlying Shares

(a)(1)(R)	Script for August 26, 2009 Announcement Conference Call